MATERIAL CHANGE REPORT

1.	Reporting Issuer

Full name of the Issuer:

Miranda Gold Corp. (“Miranda” or the “Company”)

The address of the principal office in Canada of the reporting issuer is as follows:

Unit 1 – 15782 Marine Drive
White Rock, British Columbia
V4B 1E6

PHONE: (604) 536-2711

2.	Date of Material Change

July 25, 2012

3.	Press Release

The date and place(s) of issuance of the press release are as follows:

July 25, 2012

The Press Release was released to the TSX Venture Exchange being the only exchange upon which the shares of the Company are listed, and through various other approved public media.

4.	Summary of Material Change(s):

Vancouver, BC, Canada –July 25, 2012 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that Miranda and its wholly owned Colombian subsidiary have signed a non-binding Letter of Intent (“LOI”) to form a strategic alliance with Agnico-Eagle Mines Limited (“Agnico”) for precious metal exploration in central Colombia.  Under the terms of the LOI, Agnico and Miranda share 70:30, respectively, in generative exploration expenditures with exploration activities conducted by Miranda.  The alliance is for a period of three years and is renewable thereafter by mutual consent. The exploration program budget will be an aggregate amount of no less than US$1,000,000 per year.

5.	Full Description of Material Change

See attached news release dated July 25th, 2012 which is hereby incorporated by reference.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer and
Corporate Secretary
Unit 1- 15782 Marine Drive
White Rock, British Columbia
V4B 1E6
PHONE: (604) 536-2711

9.	Date of Report

DATED at White Rock, British Columbia this 25th day of July 2012.

“Doris Meyer”
Doris Meyer, Chief Financial Officer and Corporate
Secretary